SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 14 2005
WASH, D.C.
213
SECTION

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097


05061043

JOHNSON CONTROLS WORLD SERVICES INC. RETIREMENT SAVINGS PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

Johnson Controls World Services Inc.
Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Johnson Controls World Services Inc.
Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Johnson Controls World Service Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls World Service Inc. Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls World Service Inc. Retirement Savings Plan as of December 31, 2004 and 2003, and the changes in net assets for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
July 8, 2005

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

Johnson Controls World Services Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,			
	2004		2003	
Assets				
Investment in World Services Trust	$	142,914,126	$	130,264,607
Investment in JCI Master Trust		26,726,936		24,237,151
Participant loans		3,802,187		3,077,565
Total investments (See Note 3)		173,443,249		157,579,323
Receivables:				
Employer contribution		418,550		712,990
Participant contributions		120,021		116,524
Total receivables		538,571		829,514
Net assets available for benefits	$	173,981,820	$	158,408,837

The accompanying notes are an integral part of these financial statements.

Johnson Controls World Services Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

		Year Ended December 31, 2004
Additions		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments in WS Master Trust	$	5,001,028
Net appreciation in fair value of investments in JCI Master Trust		2,360,551
Interest and dividends		4,149,411
		11,510,990
Contributions:		
Participant		9,643,826
Employer		7,606,200
		17,250,026
Total additions		28,761,016
Deductions		
Deductions from net assets attributed to:		
Benefits paid to participants		13,728,114
Administrative expenses		31,746
Total deductions		13,759,860
Net increase prior to transfers		15,001,156
Transfers from other plans, net		571,827
Net increase		15,572,983
Net assets available for benefits:		
Beginning of year		158,408,837
End of year	$	173,981,820

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Plan

General

The Johnson Controls World Services Inc. Retirement Savings Plan (the "Plan"), previously named the Pan Am World Services, Inc. Retirement Savings Plan, was established effective January 1, 1982 for participation by eligible employees of Johnson Controls World Services Inc. (the "Company" and "employer"), a wholly-owned subsidiary of Johnson Controls, Inc. The Plan is maintained as a defined contribution plan providing retirement savings benefits to eligible participants based on eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is administered by the Benefits Administrative Committee appointed by the Company.

As of December 31, 2003, the Johnson Controls Northern New Mexico Retirement Savings Plan was merged into the Johnson Controls World Services Inc. Retirement Savings Plan. All participants previously eligible to participate in the Northern New Mexico Plan will continue to be eligible to participate in the World Services Plan. Participants of the Northern New Mexico plan were automatically rolled into the World Services Plan. Rollovers to the World Services plan amounted to $12,429,248 at December 31, 2003.

Note 2 - Summary of Significant Accounting Policies

Accounting Method

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

All investments of the Plan held by the Johnson Controls World Services Inc. Retirement Savings Plan Trust, except the investment in the Blended Income Fund and the U.S. Equity Index Commingled Pool, are stated at market value based on quoted market prices. The guaranteed investment contracts within the Blended Income Fund are stated at contract value which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments.

Note 2 – Summary of Significant Accounting Policies (cont.)

Administrative Expenses

Administrative expenses are paid by the Plan, as allowed by plan provisions, with all remaining expenses paid by the Company.

Johnson Controls World Services Inc. Retirement Savings Plan Trust

The Plan participates under a master trust arrangement, the Johnson Controls World Services Inc. Retirement Savings Plan Trust ("World Services Master Trust"), trusteed by Fidelity Management Trust Company.

Investment income of the World Services Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the World Services Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation is recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Plan held a 100% interest in the assets of the World Services Master Trust at December 31, 2004 and 2003, respectively.

The Statements of Financial Position as of December 31, 2004 and 2003 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2004 for the World Services Master Trust are presented in Note 10.

Participant Loans

Effective January 1, 2002, the Plan allows participants to borrow funds from their accounts. Payroll deductions are required each period to repay a loan. The interest rate on a loan is based on the prime rate at the loan's inception. Upon termination of employment, the participant's outstanding loan balance shall be accelerated, and the participant will have until the end of the calendar quarter following the calendar quarter of his termination date to repay the outstanding loan balance and any interest due.

Johnson Controls, Inc. Savings and Investment Master Trust

The Plan invests in shares of common stock of Johnson Controls, Inc. ("JCI"), the parent corporation of the Company. These investments are maintained within the Johnson Controls, Inc. Savings and Investment Master Trust ("JCI Master Trust"), trusteed by Fidelity Management Trust Company. Share price appreciation/depreciation is recorded daily and dividend income is recorded quarterly based on the participating Plans' relative equity interest in the investment program.

Note 2 – Summary of Significant Accounting Policies (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust (cont.)
The Plan held approximately a 1% interest in the assets of the JCI Master trust at December 31, 2004 and 2003.

The Statements of Financial Position as of December 31, 2004 and 2003 and the Statement of Operations and Changes in Participating Plans' Equity for the Year Ended December 31, 2004 for the JCI Master Trust are presented in Note 11.

Participant Forfeitures

Participant forfeitures of nonvested employer contributions totaled $212,429 and $166,339 as of December 31, 2004 and 2003, respectively, and may be applied to reduce future employer contributions under the Plan.

Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 3 - Investments

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2004	December 31, 2003
Investments at fair value as determined by quoted market price:		
Fidelity Funds:		
Puritan, 582,438 and 533,689 shares, respectively	$ 11,037,197	$ 9,857,228
Magellan, 341,503 and 375,153, respectively	35,444,561	36,667,446
Retirement Government Money Market Portfolio, 18,747,456 and 16,433,148 shares, respectively	18,747,456	16,433,148
JCI Common Stock, 200,773 and 198,372 units, respectively	26,726,936	24,237,151
Investments at estimated fair value:		
Blended Income Fund, 41,698,483 and 38,323,399 units, respectively	39,615,208	38,323,399
U.S. Equity Index Commingled Pool, 257,078 and 257,862 units, respectively	9,619,848	8,708,007

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,361,579 as follows:

Investments at fair value as determined by quoted market price:	
Fidelity Funds	$ 3,710,193
Vang Fund	97,274
Putnam Funds	32,315
WF Fund	832
JPM Fund	127,894
Artisan Fund	99,781
JCI Common Stock	2,360,551
	6,428,840
Investments at estimated fair value:	
U.S. Equity Index Commingled Pool	932,739
Net increase in fair value	$ 7,361,579

Note 4 - Contributions

Employees may elect to participate by contributing up to 30% of their salary or wages to the Plan on a pre-tax basis and up to 20% of their salary or wages on an after-tax basis. Participants' contributions are deposited in the investment programs of their choice; however, no more than fifty percent (50%) of a participant's total contribution may be invested in the JCI Common Stock Fund. The employer makes contributions to the Plan on behalf of the participants as determined by job class.

Note 4 – Contributions (cont.)

The Plan provides for full and immediate vesting of participant contributions. Employer contributions vest in accordance with vesting requirements specified within each job class.

Participants may periodically withdraw a portion of their after-tax voluntary contributions. Pre-tax contributions may be withdrawn for hardship reasons, except for participants who have reached age 59 1/2. These participants may withdraw pre-tax contributions without establishing hardship. Employer contributions may only be withdrawn upon termination of employment.

Note 5 – Amounts Allocated to Withdrawn Participants

Plan assets of $66,900,627 and $65,719,603 were allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2004 and 2003, respectively.

Note 6 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 22, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 7 - Plan Termination

The Company reserves the right to terminate or amend the Plan at any time, subject to plan provisions. In the event of termination of the Plan, each participant shall be immediately vested with respect to both participant and Company contributions. All plan assets will be distributed to participants in accordance with ERISA guidelines.

Note 8 – Party-in-Interest Transactions

Transactions involving JCI common stock and the funds administered by Fidelity Management Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 9 – Subsequent Events

On January 1, 2005, certain participants were transferred to a new plan, Johnson Controls Federal Systems Retirement Savings Plan. The transfer amounted to $8,439,914, effective January 3, 2005.

Effective March 2005, the Plan was transferred to IAP World Services, Inc. as part of the sale of the Johnson Controls World Services division.

Note 10 - Johnson Controls World Services Inc. Retirement Savings Plan Trust

Following are the Statements of Financial Position as of December 31, 2004 and 2003 and the Statement of Operations and Changes in Participating Plans' Equity for the Year Ended December 31, 2004 for the Johnson Controls World Services Inc. Retirement Savings Plan Trust:

Johnson Controls World Services Inc. Retirement Savings Plan Trust
Statements of Financial Position

Assets	December 31, 2004	December 31, 2003
Investments in fair value:		
Fidelity Retirement Government Money Market Portfolio	$ 18,747,456	$ 16,433,148
Fidelity Puritan Fund	11,037,197	9,857,228
Fidelity Magellan Fund	35,444,561	36,667,446
Fidelity Growth & Income Portfolio	8,240,353	7,632,017
Fidelity Overseas Fund	3,430,481	2,621,198
Fidelity Asset Manager	2,677,906	2,503,966
Fidelity Low Price Stock	2,970,315	672,324
Fidelity Asset Manager: Growth	2,630,994	2,595,334
Fidelity Asset Manager: Income	1,126,092	1,068,270
Fidelity Institutional Short-Intermediate Government Portfolio	2,329,035	2,393,274
Fidelity Short-Term Investment Fund	4,056,278	6,447,041
Fidelity U.S. Equity Index Commingled Pool	9,619,848	8,708,007
Artisan Mid Cap Fund	1,254,697	556,218
Aim Small Cap Growth Fund	446,185	232,779
Vang Primecap	1,253,975	-
JPM Midcap Value	1,889,439	-
WF Small Cap Value	200,383	-
Participant Loans	3,802,187	3,077,565
	111,157,382	101,465,815
Investment at contract value:		
Fidelity Income Portfolio	35,558,931	31,876,358
Total Assets	$ 146,716,313	$ 133,342,173
Participating Plans' Equity	$ 146,716,313	$ 133,342,173

Note 10 - Johnson Controls World Services Inc. Retirement Savings Plan Trust (cont.)

Additions to net assets attributed to:		
Investment Income:		
Fidelity Puritan Fund	$	280,523
Fidelity Magellan Fund		2,047,102
Fidelity Growth & Income Portfolio		549,364
Fidelity Overseas Fund		347,812
Fidelity Asset Manager		69,423
Fidelity Low Price Stock		305,505
Fidelity Asset Manager: Growth		87,397
Fidelity Asset Manager: Income		46,542
Fidelity Institutional Short-Intermediate Government Portfolio		(23,475)
Artisan Mid Cap Fund		99,781
U.S. Equity Index Commingled Pool		932,740
Vang Primecap		97,274
Aim Small Cap Growth Fund		32,314
JPM Midcap Value		127,894
WF Small Cap Value		833
		5,001,029
Contributions		
Participant		8,330,914
Employer		7,368,764
		15,699,678
Interest and dividend income		3,752,806
Total additions		24,453,513
Deductions		
Deductions from net assets attributed to:		
Participant withdrawals		12,124,882
Administrative fees		30,332
Total deductions		12,155,214
Net increase prior to reallocations and transfers from other plans		12,298,299
Participant reallocations from investments outside the Master Trust		771,266
Transfers to other plans, net		304,575
Net increase		13,374,140
Net assets available for benefits:		
Beginning of the year		133,342,173
End of the year	$	146,716,313

Note 11 - Johnson Controls, Inc. Savings and Investment Master Trust

Following are the Statements of Financial Position as of December 31, 2004 and 2003 and the Statement of Operations and Changes in Participating Plans' Equity for the Year Ended December 31, 2004 for the Johnson Controls, Inc. Savings and Investment Master Trust:

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

	December 31,	
	2004	2,003
Assets		
Investments at fair value:		
Fidelity Puritan Fund	$ 66,152,072	$ 52,738,194
Fidelity Magellan Fund	149,926,321	145,717,173
Fidelity Growth & Income Portfolio	96,920,441	87,107,088
Fidelity Overseas Fund	55,734,440	42,508,097
Fidelity Asset Manager	41,018,158	38,092,049
Fidelity Low Price Stock	47,898,241	20,255,025
Fidelity Asset Manager: Growth	37,402,201	35,534,735
Fidelity Asset Manager: Income	12,226,172	9,688,874
Fidelity Retirement Government Money Market Portfolio	62,559,869	70,861,257
Fidelity Institutional Short-Intermediate Government Portfolio	26,560,088	28,713,916
Fidelity Short-Term Investment Fund	-	2,576,251
U.S. Equity Index Commingled Pool	202,982,080	196,779,710
Artisan Mid Cap Fund	52,205,044	40,875,812
Aim Small Cap Growth Fund	28,736,907	26,122,000
Vang Primecap	15,136,987	-
JPM Midcap Value	25,810,228	-
WF Small Cap Value	2,809,485	-
JCI Common Stock Fund	946,729,984	901,409,596
Participant Loans	65,304,782	56,072,274
	1,936,113,500	1,755,052,051
Investments at contract value:		
Fidelity Income Portfolio	262,088,610	241,298,862
Total Assets	$2,198,202,110	$ 1,996,350,913

Johnson Controls World Services Inc. Retirement Savings Plan
Notes to Financial Statements (cont.)
December 31, 2004 and 2003

Note 11 - Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2004
Additions	
Additions to net assets attributed to:	
Investment Income:	
Fidelity Puritan Fund	$ 1,596,646
Fidelity Magellan Fund	8,751,743
Fidelity Growth & Income Portfolio	6,415,556
Fidelity Overseas Fund	5,812,846
Fidelity Asset Manager	1,102,527
Fidelity Low Price Stock	5,249,848
Fidelity Asset Manager: Growth	1,343,173
Fidelity Asset Manager: Income	468,987
Fidelity Institutional Short-Intermediate Government Portfolio	(291,364)
Artisan Mid Cap Fund	6,360,849
U.S. Equity Index Commingled Pool	20,185,139
Vang Primecap	1,048,574
Aim Small Cap Growth Fund	1,935,057
JPM Midcap Value	1,571,718
WF Small Cap Value	7,167
JCI Common Stock Fund	77,020,124
	138,578,590
Contributions	
Participant	111,509,267
Employer	64,487,054
	175,996,321
Interest and dividend income	39,631,379
Total additions	354,206,290
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	148,479,538
Administrative fees	416,282
Total deductions	148,895,820
Net increase prior to reallocations and transfers from other plans	205,310,470
Participant reallocations from investments outside the Master Trust	(458,180)
Transfers to other plans, net	(3,001,093)
Net increase	201,851,197
Net assets available for benefits:	
Beginning of the year	1,996,350,913
End of the year	$ 2,198,202,110

Johnson Controls World Services Inc. Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Plan No. 004, EIN: 59-1575859
December 31, 2004

Identity of issue, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
*Fidelity Funds:		
Puritan	582,438 shares	$ 11,037,197
Magellan	341,503 shares	35,444,561
Growth & Income	215,660 shares	8,240,353
Overseas	96,961 shares	3,430,481
Asset Manager	165,201 shares	2,677,906
Low Price Stock Fund	73,797 shares	2,970,315
Asset Manager: Growth	177,530 shares	2,630,994
Asset Manager: Income	88,879 shares	1,126,092
Retirement Government Money Market Portfolio	18,747,456 shares	18,747,456
Short-Intermediate Government Portfolio	228,667 shares	2,329,035
U.S. Equity Index	257,078 shares	9,619,848
Blended Income Fund	41,698,483 shares	39,615,209
AIM Small Cap Growth Fund	16,032 shares	446,185
Artisan Mid Cap Fund	42,446 shares	1,254,697
Vang Primecap Inv	20,128 shares	1,253,975
JPM Midcap Value IS	84,728 shares	1,889,439
WF Small Cap Value Inst	13,476 shares	200,383
*JCI Common Stock	200,773 shares	26,726,936
		169,641,062
*Participant Loans (1)		3,802,187
Total Investments		$ 173,443,249

(1) There were 641 outstanding loans to participants at December 31, 2004, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. Interest rates range between 4.00% and 9.00%.

* Indicates party-in-interest.

Johnson Controls World Services Inc. Retirement Savings Plan
Signature
December 31, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administrative Committee of Johnson Controls World Services Inc. have duly caused this report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS WORLD SERVICES INC.
RETIREMENT SAVINGS PLAN

By: 

R. Bruce McDonald
Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

July 14, 2005

Johnson Controls World Services Inc. Retirement Savings Plan
Index to Exhibits
December 31, 2004

Exhibit No.	Description
23.2	Consent of Independent Registered Public Accounting Firm

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the
Johnson Controls World Services Inc.
Retirement Savings Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated July 8, 2005, relating to the statements of net assets available for benefits of Johnson Controls World Services Inc. Retirement Savings Plan as of December 31, 2004, and 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Johnson Controls World Services Inc. Retirement Savings Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
July 14, 2005